UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-16681

Spire Employee Savings Plan
(Full title of the Plan)

SPIRE INC.
700 Market Street
St. Louis, MO 63101
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

SPIRE EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator, Spire Inc. Retirement Plans
Committee and Plan Participants
Spire Employee Savings Plan
St. Louis, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Spire Employee Savings Plan (formerly Laclede Gas Company Salary Deferral Savings Plan) (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the year ended December 31, 2017, and for the period from October 1, 2016 through December 31, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, and for the period from October 1, 2016 through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Spire Inc. Retirement Plans
Committee and Plan Participants
Spire Employee Savings Plan
St. Louis, Missouri

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
We have served as the Plan’s auditor since 2009.
St. Louis, Missouri
June 29, 2018

SPIRE EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2017	2016
Cash	$2,294	$347,164

Investments, at Fair Value	634,729,918	142,432,764

Notes Receivable from Participants	13,630,110	2,631,809

Contributions Receivable:
Participant contributions	235,570	187,358
Employer contributions	126,758	102,021
Total Contributions Receivable	362,328	289,379

Transfers Receivable	844,333	—

NET ASSETS AVAILABLE FOR BENEFITS	$649,568,983	$145,701,116

See accompanying Notes to Financial Statements.

SPIRE EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	Three Months Ended December 31,
	2017	2016
ADDITIONS:
Contributions:
Participant	$5,750,712	$1,642,572
Rollover	787,011	80,382
Employer	3,035,050	935,870
Total Contributions	9,572,773	2,658,824

Investment Income:
Interest and dividends	2,450,388	1,153,021
Net appreciation in fair value of investments	21,824,627	1,555,035
Total Investment Income	24,275,015	2,708,056

Interest income on notes receivable from participants	106,501	27,001

TOTAL ADDITIONS	33,954,289	5,393,881

DEDUCTIONS:
Distributions to participants	15,719,303	2,436,081

Administrative fees	37,987	3,328

TOTAL DEDUCTIONS	15,757,290	2,439,409

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	18,196,999	2,954,472

Transfers from other plans - net	485,670,868	351,044

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	503,867,867	3,305,516

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Period	145,701,116	142,395,600
End of Period	$649,568,983	$145,701,116

See the accompanying Notes to Financial Statements.

SPIRE EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of Spire Employee Savings Plan (formerly Laclede Gas Company Salary Deferral Savings Plan, see Note 2) (“the Plan”) have been prepared on the accrual basis.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”, singular “CCT”) are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a CCT that has investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs are presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statements of Net Assets Available for Benefits at both December 31, 2017 and 2016.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, the exception being Employee Stock Ownership Plan dividends, which are recorded on an as-received basis due to the participant’s ability to directly receive the payment in cash. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – Up to December 31, 2017, the administrative cost of the Plan was paid by Spire Missouri Inc. (formerly Laclede Gas Company), the Plan sponsor and Plan administrator. Spire Missouri Inc. is a wholly owned subsidiary of Spire Inc. Effective December 31, 2017, the administrative cost of the plan is paid by Spire Services Inc. (the “Company”) (See Note 2). Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2017 and 2016.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the year ended December 31, 2017 and the three-month period ended December 31, 2016 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan document, the Plan document governs.

General – The Plan is a defined contribution plan. Assets of the Plan are maintained in trust with Fidelity Management Trust Company (“Trustee”). Up to December 31, 2017, Spire Missouri Inc. was the Plan sponsor, and in that capacity had named the Spire Inc. Retirement Plans Committee as administrator. The Company, another wholly owned subsidiary of Spire Inc., assumed sponsorship of the Plan on December 31, 2017.
The Company amended and restated the Plan on December 31, 2017, at which time the name of the Plan was changed from the Laclede Gas Company Salary Deferral Savings Plan to the Spire Employee Savings Plan.
Concurrent with the name change, all other 401(k) plans sponsored by Spire Inc. and its affiliates were merged into the Plan. The plans merged (collectively the “Merged Plans”, individually “Merged Plan”) and their corresponding assets transferred are as follows:

401(k) Plans Merged	Assets Transferred
The Alagasco Employee Savings Plan	$194,498,112
Laclede Gas Company Wage Deferral Savings Plan	190,552,764
Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan	62,292,675
Mobile Gas Service Corporation Employee Savings Plan	26,476,836
Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan	11,850,481
Total	$485,670,868
Effective with the plan mergers and Spire Services Inc. assuming sponsorship of the Plan, the following companies became Participating Employers in the Plan:
Spire Missouri Inc.
Spire Alabama Inc. (formerly Alabama Gas Corporation)
Spire Gulf Inc. (formerly Mobile Gas Service Corporation)
Spire Mississippi Inc. (formerly Willmut Gas & Oil Company)
Included in the assets transferred was $844,333 in employer and employee contributions in transit at the Plan year end.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility – Prior to December 31, 2017, to be eligible to participate in the Plan, a participant had to be an employee of Spire Missouri Inc., must not have been a member of a collectively-bargained unit, must have completed 90 days of service, and attained the age of 21. Notwithstanding the forgoing, participants who did not meet service or age eligibility could contribute to the Plan an eligible rollover contribution. Effective December 31, 2017, each participant who was a participant in the Plan or a Merged Plan remained eligible to participate in the Plan. Each newly hired employee of the Company or Participating Employers are eligible to participate in the Plan on the first day of the first payroll period following or coinciding with the date the employee completes 90 days of consecutive service. Notwithstanding the forgoing, an employee is not eligible for participation in the Plan if he is governed by a collective bargaining agreement that does not provide for participation in the Plan.
Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant’s compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions (“catch-up contributions”) as permitted by the IRC. Participant contributions are matched 100% up to 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired employees are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Vesting – Participant, Company or Participating Employer matching contributions are 100% vested when made.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the direction of the participant. A minimum of 1% of the participant’s contribution must be directed into each fund selected.

Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant, Company or Participating Employer matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the prior twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is five years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Delinquent participant loans are reclassified as distributions per the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.25% at December 31, 2017.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings, less any amounts used for collateral on outstanding loans. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.
Transfers – Prior to December 31, 2017, the accounts for those participants in the Plan who remained employees of Spire Missouri Inc., but who become covered by a collective bargaining agreement, were transferred to the applicable defined contribution plan. Similarly, participant accounts in other Spire Missouri Inc. plans for those participants covered by a collective bargaining agreement, who remained employees of Spire Missouri Inc. but were no longer covered by such an agreement, were transferred to this Plan. With the plan mergers, all Spire Inc. and affiliate 401(k) assets were transferred to the Plan. Such transfers are reflected as a net amount in the Statements of Changes in Net Assets Available for Benefits.
Plan Year – Prior to September 29, 2016, “Plan Year” meant the twelve-month period beginning with October 1, and ending on the following September 30. On September 29, 2016, the Company amended the Plan. Effective January 1, 2017, the Plan Year is the twelve-month period beginning January 1, and ending on the following December 31. The amendment resulted in the Plan recording a short Plan Year which commenced October 1, 2016 and ended December 31, 2016.

3.	INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017 and 2016.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2017	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$299,543,335	$299,543,335	$—	$—
Common/collective trusts	224,916,887	—	224,916,887	—
Common stock – Spire Inc.	94,537,082	94,537,082	—	—
Total investments in the fair value hierarchy	618,997,304	394,080,417	224,916,887	—
Common/collective trusts measured at NAV*	15,732,614
Total investments	$634,729,918

December 31, 2016
Mutual funds	$51,493,899	$51,493,899	$—	$—
Common/collective trusts	58,161,299	—	58,161,299	—
Common stock – Spire Inc.	29,198,537	29,198,537	—	—
Total investments in the fair value hierarchy	138,853,735	80,692,436	58,161,299	—
Common/collective trusts measured at NAV*	3,579,029
Total investments	$142,432,764
*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing was submitted to the IRS for which the Plan received initial approval on September 15, 2017 and final approval on October 6, 2017. Any related penalties, fines, or fees were paid by the Company and there was no financial impact to the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $37,211 and $3,295 of recordkeeping fees to the Trustee in the year ended December 31, 2017 and the three-month period ended December 31, 2016, respectively. At December 31, 2017 and 2016, the Plan held 1,257,978 and 452,340 shares, respectively, of common stock of Spire Inc., the Company’s parent, with a market value of $94,537,082 and $29,198,537, respectively. During the year ended December 31, 2017 and the three-month period ended December 31, 2016, the Plan received dividend income of $885,478 and $224,673, respectively, from Spire Inc.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to amounts reported on Form 5500 as of December 31, 2017 and 2016:

	December 31,	December 31,
	2017	2016
Net Assets Available for Benefits, per accompanying financial statements	$649,568,983	$145,701,116
Less: Participant loans deemed distributed	—	(137,425)
Net Assets Available for Benefits, per Form 5500	$649,568,983	$145,563,691
The following is a reconciliation of changes in net assets available for benefits per the accompanying financial statements to amounts reported on Form 5500 for the year ended December 31, 2017:

Year Ended December 31,
2017
Increase in net assets available for benefits prior to transfers from other plans (net) per accompanying financial statements	$18,196,998
Add: Prior year participant loans deemed distributed	137,425
Net income per Form 5500	$18,334,423

SPIRE EMPLOYEE SAVINGS PLAN
EIN – 47-4582725 PN009
Schedule of Assets (Held at End of Year)
(Form 5500, Schedule H, Line 4i)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Spire Inc. - ESOP	Company stock fund (1,257,978.471 shares)	$94,537,082

	Wells Fargo Stable Return Fund - Class C	Common/collective trust (298,588.239 units)	15,732,614

	BlackRock Russell 1000® Value Fund T	Common/collective trust (705,501.564 units)	23,945,358

	BlackRock Equity Index T	Common/collective trust (901,813.098 units)	95,425,353

	BlackRock MSCI ACWI ex-US IMI Index Fund T	Common/collective trust (1,010,787.307 units)	11,653,872

	BlackRock U. S. Debt Index Fund - W	Common/collective trust (1,221,543.956 units)	26,447,732

	BlackRock Russell 2000® Index Fund T	Common/collective trust (943,435.131 units)	39,642,106

	BlackRock Short-Term Investment Fund W	Common/collective trust (27,802,466.280 units)	27,802,466

	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (376,555.021 shares)	36,266,015

	Vanguard Institutional Target 2015 Fund	Mutual Fund (222,164.942 shares)	4,885,407

	Vanguard Institutional Target 2020 Fund	Mutual Fund (2,088,059.044 shares)	47,043,970

	Vanguard Institutional Target 2025 Fund	Mutual Fund (2,328,504.080 shares)	53,229,604

	Vanguard Institutional Target 2030 Fund	Mutual Fund (1,462,226.415 shares)	33,806,675

	Vanguard Institutional Target 2035 Fund	Mutual Fund (1,084,835.151 shares)	25,352,598

	Vanguard Institutional Target 2040 Fund	Mutual Fund (766,156.193 shares)	18,096,609

	Vanguard Institutional Target 2045 Fund	Mutual Fund (669,829.779 shares)	15,941,949

	Vanguard Institutional Target 2050 Fund	Mutual Fund (400,606.645 shares)	9,542,450

	Vanguard Institutional Target 2055 Fund	Mutual Fund (174,346.826 shares)	4,159,915

	Vanguard Institutional Target 2060 Fund	Mutual Fund (63,754.283 shares)	1,521,177

	Vanguard Institutional Target 2065 Fund	Mutual Fund (1,830.848 shares)	39,766

	Vanguard Institutional Target Income Fund	Mutual Fund (355,301.284 shares)	7,638,978

	Vanguard Russell 2000 Growth Index Fund	Mutual Fund (45,439.365 shares)	11,721,539

	Delaware Small Cap Value Fund Institutional Class	Mutual Fund (130,275.316 shares)	9,052,832

	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (259,943.290 shares)	14,580,219

	Principal Diversified Real Asset CIT Tier 1	Mutual Fund (572,477.008 shares)	6,663,632
			634,729,918
*	Notes receivable from participants	Loans due at various dates through 2032, with interest rates ranging from 4.25% to 9.25%	13,630,110
			$648,360,028
	*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Spire Employee Savings Plan

Date:	June 29, 2018	By:	/s/ Timothy W. Krick
Timothy W. Krick
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm